COVINGTON & BURLING

1330 AVENUE OF THE AMERICAS	NEW YORK
NEW YORK, NY 10019	WASHINGTON
TEL 212.841.1000	SAN FRANCISCO
FAX 212.841.1010	LONDON
WWW.COV.COM	BRUSSELS

November 21, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.
Washington D.C. 20549
Attn: Michele Anderson, Legal Branch Chief

Re:                               Traffic.com, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-127973

Dear Ladies and Gentlemen:

On behalf of Traffic.com, Inc. (the “Company”), we are responding to Comments 1, 2, 3, 5 and 8 of the Staff’s letter dated November 16, 2005, relating to the Company’s Registration Statement on Form S-1.  The Company will respond to the other comments from the Staff in a subsequent letter.  For the Staff’s convenience we have repeated the Staff’s comments below before each of our responses.  The Company would very much appreciate the Staff’s prompt review of these responses.  The Company would be willing to schedule a conference call to further discuss any of these responses with the Staff.

General

1.                                       We continue to evaluate your responses to comments 5, 7 and 18.

The following responds to oral comments received from the Staff on November 17, 2005 regarding the Company’s revenue recognition policies:

The Company has commenced revenue recognition under its government contract in each deployment area prior to formal system acceptance with the local government agency.  Historically, the Company concluded that acceptance occurred at the time the Company began providing significant and useful traffic information to its customers in that area.  Upon reconsideration, the Company has determined that a more appropriate policy would be to commence revenue recognition upon formal system acceptance, because it believes that this policy is more consistent with the presumption in SAB Topic 13A.3.b  that customer acceptance provisions are substantive.

The Company previously recognized revenue on a proportionate performance method basis, over a 3-year life through analogy to government grant assistance accounting which resulted in revenue recognition over the original estimate of life of the digital traffic assets.   The Company continues to believe that a proportionate performance approach is appropriate; however, upon reconsideration, it has determined that a more appropriate measure of delivery would be the estimated economic life of the services contract.  Accordingly, the Company intends to revise its financial statements to recognize revenue on a pro rata basis over the estimated economic life of the services contract.

In determining the appropriate period to recognize revenue, the Company noted the following:

The 1st Federal Task Order which covered the Pittsburgh and Philadelphia locations did not provide a contractual term.  Under the 2nd Federal Task Order (which covers 25 additional cities), the contractual obligation to provide the Government with traffic flow data under the Federal Task Order will end ten years from the date of system acceptance in each metropolitan area, or January 1, 2012, whichever is the earlier of these two dates.  These dates, however, identify the minimum period over which the Company would be obligated to provide the data and they are not necessarily indicative of the economic life of the contract.  It is noted in the Federal Task Order that the Company is expected to continue to provide services to public agencies and commercial clients on an ongoing basis. It is further noted in the task order that the continued services for pubic agencies will be consistent with that provided under the task order and will be provided at no additional cost to the public agencies.

The 2nd Federal Task Order allows the Federal government to terminate its agreement with the Company for cause at any time within the first ten years after system acceptance in each metropolitan area or January 1, 2012, whichever is the earlier of these two dates.  If such were to occur, the Company would be obligated to pay liquidated damages of $960,000 in year one reducing by 10% each year through year 10; however, in no case can any liquidated damages be imposed after January 1, 2012.

Under the terms of the Federal Task Order, the Company is required to enter into separate agreements with each metropolitan city for which it is providing traffic data services.  The terms of these local agreements are unique for each metropolitan city based on specific negotiations between the Company and the local governmental agencies.  The contract life for each of the local agreements is unique to the contract itself, ranging from a period of five years to a period no longer than the January 1, 2012 contract termination date under the Federal Task Order, in addition to renewal and extension periods. Also stipulated in these local government contracts are the provisions related to the sensor network in the event that the contract is either terminated with cause or not renewed upon completion of the original contract term.  As noted in the local government agreements, if the Company ceases to operate, maintain or manage the traffic sensor network in any of its metropolitan cities prior to termination of the agreement, the Company must dispose of it equipment in the following manner:

•                  For equipment purchased by the Company with private funds, the local government agency will have right of first refusal to purchase the equipment at fair value.

•                  For equipment purchased with public funds, the local government agency can exercise its right to obtain the equipment at no cost. It should be noted that the Federal Task Order specifically states that no federal funds can be used for the purchase of equipment.

•                  In the event the local government agency does not exercise its rights to purchase or obtain the equipment, the Company must dispose of the equipment at its own cost.

As noted above, the Company’s federal government task order provides a contract end date of January 1, 2012; however, it also provides that Traffic is expected to continue to provide services (at no cost) to public agencies and commercial clients on an ongoing basis. The Company has an expectation that it will maintain the sensor networks beyond January 2012 and provide the traffic flow data to the federal and state agencies.  By not doing so, the Company could subject itself to the agency requiring the sensors to be removed or sold which would jeopardize the Company’s substantial commercial revenue stream.

The Company believes that it will continue to provide data to the government agencies for a long period, but is unable to estimate with any clarity how long that period will be.  In particular, these government agencies have been collecting traffic data from their own sensors for a period of at least 20 years and there is no reason to believe that this will change in the near future.  In addition, the contract with the Company allows the government agencies to receive data for an indeterminate period at no extra cost.  The collection of this data also supports the business model of the Company in that the Company provides the same data to other entities for commercial gain and expects to do so as a significant part of its business model well into the future.  The Company expects, however, that other technologies may reduce the specific importance of the sensor data in the long term.

The Company has considered the length of time over which to recognize revenue and has concluded that a period of 15 years from the date of system acceptance, on a city-by-city basis, would be the most relevant time.

The Company has considered whether a longer term would have been appropriate; however, it believes that as time passes, it is possible that the sensor data may become less important as other technologies, such as GPS, location-based or satellite-based technologies become more prevalent.

In making this determination the Company concluded that, given the pace of technological change, it is possible that other technology approaches may become as important or useful as the sensor data currently provided.  In this event, it is likely that the useful life of the Company’s sensor data will be limited, and that the government will use data from other technological solutions ahead of or in parallel with it.

Despite potential changes in technology, as long as the Company is servicing the contracts and providing data to the federal and local departments of transportation, we would retain access to the right of way and would not be required to remove the sensor network.

In connection with the Company’s revised revenue recognition policy, the Company has reevaluated the useful lives of its sensor network site assets.  In performing this reevaluation, the Company has bifurcated the senor network site assets into two components—the pole assets and the technology assets.  The pole assets include the pre-site installation, field engineering, the steel pole used to mount the equipment and the radar and solar panels which are expected to have a life of 15 years.  Pole assets also include the work required to erect the pole in the ground.  The technology assets include electronics items such as modem, battery and wiring assembly.  These items are more likely to be replaced in a much shorter time as other technologies may supersede them.  The Company will continue to depreciate the technology assets over the 3-year useful life that has previously been used.

The pole assets, which represent approximately 88% of the estimated site asset cost, have been determined to have a longer life.  Consistent with the period that the Company believes that it should recognize revenue on the US DOT contract, the Company has concluded that a 15-year useful life is an appropriate life for the sensor network pole assets.  As previously noted, while the pole upon which the sensor equipment is positioned could remain in place for a considerable period of time, the collection of roadside data using the Company’s current process may become superseded by other technologies, limiting the economic useful life of the assets concerned.

As discussed in response to Comment 2, the Company plans to restate its financial statements and related footnote disclosures. The revised useful life will be reflected in this restatement.

2.             We note that you restated your financial statements to add the discount of $25.4 million to your net loss available to common stockholders in your statement of operations for the fiscal year ended December 31, 2003.  As a result, you should:

•     Revise to label your financial statements as restated.

•     In the notes to the financial statements, describe any and all revisions, including the change to earnings per share, and provide the disclosures required by paragraph 37 of APB 20.

•      Have your auditors revise to include a reference to the restatement in the auditor report.

The Company plans to label its financial statements as restated and the Company’s auditors plan to revise their audit report to include a reference to the restatement.  Revisions will also be made to the accompanying notes to the financial statements as requested.  Further detail regarding these changes will be included in our subsequent letter responding to the remainder of the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Sources of Revenue and Cost of Revenue, page 27

Traffic Data Services, page 29

3.                                      Refer to your response to comment 6.  We note that you have not established an asset retirement obligation associated with the cost of removing your digital sensors because you do not have any reason to believe that the governmental agencies will ask that the sensors be removed.  SFAS 143 indicates that uncertainty about whether performance will be required does not defer the recognition of a retirement obligation; rather, that uncertainty is factored in to the measurement of the fair value of the liability through assignment of probabilities to cash flows.  Refer to paragraphs A5, A17-A18 and C10- C12 of SFAS 143 and revise or advise.

Further to help us evaluate your response and the magnitude of your asset retirement obligations, please provide us the following information:

•                  Describe the properties included in your analysis and indicate how many properties are involved;

•                  Provide the estimated cost of removal per property;

•                  Give us a better understanding of your contractual removal and remediation responsibilities;

•                  Tell us in your response letter about the contract terms (i.e. length, renewal options, etc);

•                  Tell us in your response letter the assumptions, including the probability of remediation that you used in determining a potential liability.  Tell us in your response letter your basis for each of your assumptions; and

•                  Describe your historical experience with remediation of properties, including the number of sites exited and the range of costs incurred.

The Company had not previously established an asset retirement obligation in its financial statements because the Company deemed the probabilities and amount to not be significant.  After consideration of the SEC staff’s comments and further review of the applicable guidance, the Company is establishing an asset retirement obligation as described below for the removal of the sensor network for the six metropolitan areas completed and placed into service as of September 30, 2005 and will establish an asset retirement obligation for future metropolitan areas as they are placed in service.  In accordance with SFAS 143, the obligation will be amortized over the 15 year life of the major site assets.

The sensor networks consist of a series of sensor sites on major roadways in large metropolitan areas such as Philadelphia, Chicago, and Los Angeles.  The sensor sites consist of a galvanized steel pole and foundation on which a solar panel, radar, and communications equipment are mounted.  The Company’s contracts with the federal and local departments of transportation allow the Company to install the sites in the right of way of major roadways.  Access to the right of way is controlled by the local departments of transportation and should the Company’s contract be terminated, its access to the right of way would be revoked and would most likely be required to remove the sensor network.

The Company’s contracts with the federal and local departments of transportation allow the local departments of transportation, upon termination, to purchase the assets from the Company at fair value, in which case the Company would incur no retirement costs, or to require the Company to remove the network at its cost, in which event the Company may be able to use the assets in the build out of other metropolitan areas, thus saving cost.

The Company believes the probability of the federal or local departments of transportation opting to purchase the sensor assets from the Company to be remote considering the governmental agencies are not required to make additional investments for the continuance of the data and the Company would generally not be required to make available the intellectual property which integrates the data received.  Therefore, in the event any or all of the contracts are terminated, the most likely outcome would be for the Company to remove the sensor network.

However, the Company also believes that there is a possibility that the governments will never require the Company to remove the poles for the following reasons:

•      The location of the poles in the sensor networks are not a hazard to the associated roadways.  They are typically located behind protected roadside barriers.

•      It would be unlikely that a local government would want to disrupt traffic for their removal.

•      The governments will not have to pay anything more for the benefit of receiving data from these sensors, following completion of the contracted payments.

The Company has examined the costs of removal of each network, which is based largely on the number of sites.  The number of sites varies from city to city.  On average, the six completed cities had approximately 83 sites.  The Company’s experience to date in terms of site removal has been limited to approximately six sites damaged in auto accidents and the movement and relocation of approximately fifteen sites to accommodate roadway construction.  These activities have provided the basis for our estimation that the removal cost per site is $3,000.  After calculating the estimated cost to remove the sensor network we increased those costs by 3% per year for inflation based on a review of applicable consumer price index statistics and then determined the present value of these costs at various future dates using an interest rate of 8.0%, the Company’s anticipated future cost of borrowing.

The Company has evaluated the probability of being required to remove each sensor network at various future dates.  The probabilities assigned include a 60% likelihood that it will never have to remove the sensors, 10% likelihood that it will have to remove sensors in 2012 (the end of the contractual term of the government contract), 10% removal probability at the end of the expected 15 year economic life of the government contract and 20% removal probability for any other period beyond 15 years.

The Company assigned probabilities for its asset retirement obligation based on the following additional considerations:

•     The Company has not been required to exit any sites to date and has no indication that it will be required to do so.

•     The Company’s historical remediation has been limited to maintenance type activities versus retirement of the sites.

•      The government agencies have been gathering traffic data using other types of sensors for more than 20 years and we believe their need for this type of data will continue.

•      The Company owns, operates, and maintains the sensor network at no cost to the federal and local departments of transportation after the initial investment.

•      As part of the data services provided by the Company, we integrate and archive data from multiple sources, including accident and incident data collected by the Company and other monitoring services previously deployed by the local departments of transportation, in addition to supplying data obtained from our sensor network.

The Company’s federal task order and local department of transportation contracts contain cancellation for convenience clauses and generally expire on January 1, 2012; however, the federal task order states “…after this period, [the Company] is expected to continue to provide service to public agencies and commercial clients on an ongoing basis.”  The Company anticipates and expects that we will continue to provide traffic data services past the contract termination date for the reasons stated above.

The Company will incur asset retirement obligations as each new metropolitan area is completed and placed into service.  The Company will continue to review the assumptions made in the determination of the liability and will adjust those assumptions as necessary.

The Company intends to record a liability and related undepreciated asset of $288,000 in the quarter ended September 30, 2005, however, based on its assessment of materiality, does not believe it is necessary to restate any prior period financial statements.

The Company will also amend its footnote disclosures to include an accounting policy footnote which describes its obligation and the methodology used in determining the potential costs, and the related expense.

Critical Accounting Policies and Estimates, page 41

Stock-Based Compensation, page 42

5.                      We note your new disclosure in response to our comment 8 and have the following additional comments:

•                  It appears you have changed your description of the approach used to determine the fair value of your common stock from July 2003 through March 2005.  Please revise to provide a more detailed discussion of significant factors, assumptions, and methodologies used in determining fair value.

•                  Please provide a more detailed discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.  Specifically focus on the difference between the weighted average fair value of $4.92 as of June 30, 2005 and the $12.50 estimated IPO price.

•                  We note your disclosure that you did not obtain a contemporaneous valuation by an unrelated valuation specialist of options granted after April 2005 because of your practice of using the reassessed value approach and the experience and expertise of your directors, most of whom have extensive experience in investment banking and/or venture capital.  In this regard;

•                                          Please explain why a contemporaneous valuation by an unrelated valuation specialist was not used for valuation of your common stock for all periods discussed.

•                                          In addition, we believe that a contemporaneous valuation by an unrelated valuation specialist shows that an enterprise made a best effort to obtain an objective and timely consideration of the significant factors and assumptions related to such a valuation.  However your disclosure suggests that your reassessed value approach is most appropriate.  Please revise.

•                  We note your disclosure that in October 2005 you offered your employees who were granted options in May and June 2005 the ability to amend the terms of their options to increase the exercise price from $0.75 to $4.92 per share.  Options to purchase an aggregate of 156,280 shares have been amended to date.  In this regard;

•                                          Tell us in your response letter why your employees chose to amend to a higher exercise price.

•                                          Tell us in your response letter, in detail, how you considered paragraph 110 to 115 of EITF 00-23 with regards to the accounting consequence of modifying a fixed stock option award to increase the exercise price.  Your response should address all factors mentioned in paragraph 110 to 115 of EITF 00-23.

In response to the Staff’s comments in the first three bullets above, the Company has attached as Annex A hereto a revised Stock-Based Compensation section of the Prospectus.

All of the Company’s employees who received options in May and June 2005 have now chosen to amend their stock options to a higher exercise price in order to avoid adverse income tax consequences, under recently-adopted Section 409A of the Internal Revenue Code, which was effective January 1, 2005.  Under Section 409A, a stock option granted at a per share exercise price that is less than the fair market value of such share on the date of grant will generally be subject to an additional income tax each year from the date of vesting until exercised in an amount equal to 20% of the spread between the exercise price and the fair market value.  As disclosed in the registration statement, based on the Company’s decision to pursue a public offering of its common stock several months after these grants were made, the Company reassessed the value of its common stock as of May 31, 2005 at $4.92 per share.  Given that stock options were granted to employees in May and June 2005 with exercise prices at $0.75 per share, these employees were holding stock options with below market value exercise prices for purposes of Section 409A.  Under guidance issued by the Treasury Department and the IRS under Section 409A, a company that has granted below market options may amend these options, prior to January 1, 2006, to an exercise price equal to the fair market value on the original date of grant without that amendment constituting the grant of a new option for tax purposes.  The Company’s employees recognized that the adverse tax liability under Section 409A would be significantly greater than the increase in the exercise price pursuant to the option amendments.

The Company has concluded that the accounting consequence of the increase in the exercise price of these options which occurred in the 4th quarter of 2005 is a new measurement date (consistent with Issues 17 and 26 of EITF 00-23).  As previously noted, the Company increased the exercise price of these options from $.75 to $4.92.  However, since the fair value of the common stock is estimated to be at the mid-point of the IPO price range, the Company has re-priced its stock options to an exercise price which, for accounting purposes, is considered to be less than the estimated fair value of the shares on the modification date.  In accordance with APB 25 and paragraph 61 of FIN 44, upon the repricing in the 4th quarter, the Company will measure total compensation cost as the sum of the following:

a.                                       The intrinsic value of the awards at the original measurement date (previously recorded as deferred compensation cost, a portion of which was recognized prior to the             modification), and

b.                                      The intrinsic value of the modified award that exceeds the lesser of the intrinsic value of              the original award (1) at the original measurement date or (2) immediately prior to the modification.

The total compensation cost (less amounts recognized prior to the modification) will be recorded as deferred compensation and amortized over the remaining vesting period of the options pursuant to paragraph 62 of FIN 44.

The Company has considered Issue 26 of EITF 00-23 (paragraphs 110 to 115) in determining whether the modification results in a new measurement date or variable accounting.  Given that the modifications to these options have been made solely to avoid certain negative tax consequences for the grantees as a result of the new tax laws that were enacted in 2004, the Company believes that future changes to the exercise price and or number of shares will not occur and, therefore, the award continues to be fixed after the modification is made.  This conclusion is consistent with the Task Force’s observations in paragraph 113 of EITF 00-23, in which the Task Force indicated that:

The Task Force noted that these unusual modifications sometimes are made to an option award to comply with regulatory provisions or to achieve certain tax benefits for the grantee.  The Task Force observed that for many of those modifications, it may be possible to conclude that future changes to the exercise price and or number of shares will not occur and, therefore, the award continues to be fixed after the modification is made.  In that case, the accounting consequence of the modification would be only a new measurement date. [Emphasis added]

The Company has considered the following additional factors in support of its conclusion:

1.               No options or awards have been modified in the past.

2.               The modification was not a result of the employer’s assessment of job performance, but merely a result of the negative tax consequences that would have resulted without such a modification.

3.               The Company fully understands the requirements under Section 409A and does not believe that any other option grants are affected by this issue which would require further modifications.

In summary, the Company does not believe that further modifications will occur in the future and variable accounting is not required.

The Company also considered the guidance in paragraph 44 of FIN 44 and paragraph 110 of EITF 00-23 and has concluded that the repriced options have been “effectively cancelled.”  Accordingly, the modifications are subject to the requirement to look back six months and to look forward six months to determine whether options with an exercise price lower that the original exercise price of the modified options had been granted during those periods.  In that event, those lower-priced options would be considered to have been “indirectly repriced.”  However, no lower priced options were granted during the six months prior to the modification, nor during the period subsequent to the modification.  Further, the company does not expect to grant lower priced options during the remainder of the six-month look-forward period.  Accordingly, no other options are subject to variable accounting as a result of the effective cancellation.

Redeemable convertible preferred stock, page F-24

8.                          We note your response to our oral comment issued in conjunction with our written comment number 19.  However we are not persuaded by your argument that the fair value of the Series E-1 approximates the carrying value of the Series A, C and D and therefore the exchange of Series A, C, and D preferred stock for Series E-1 preferred stock does not affect income/loss available to common stockholders.  Considering that the Series E-1 is junior to the Series E, it appears to us that the fair value of Series E-1 should be lower than the Series E.  Further it is not appropriate to aggregate the carrying value of Series A, C, and D preferred stock when comparing the carrying value of the old preferred to the fair value of the new preferred.  Revise or advise accordingly.

The Company previously assigned a value to the Series E-1 convertible preferred stock based on the carrying value of the shares of preferred stock that were exchanged for the Series E-1 convertible preferred stock in the recapitalization.  In light of the Staff’s comment, however, the Company has reviewed the fair value assigned to the Series E-1 convertible preferred stock and has determined that the appropriate fair value of the Series E-1 convertible preferred stock is approximately $1.56 per share.  Pursuant to the Company’s Fourth Amended and Restated Certificate of Incorporation, the amount of $1.56 per share was designated as the “Original Series E-1 Purchase Price,” and was the basis for the liquidation preference and the redemption price of the Series E-1 convertible preferred stock.  This value is consistent with the fact that the Series E value is $2.00 per share and that the Series E-1 is junior to the Series E.

Since the Company has determined that the appropriate fair value for the Series E-1 convertible preferred stock is $1.56 per share rather than $2.15 per share (plus unpaid accrued dividends of $.22 per share), the difference between the carrying value of the Series A through D convertible preferred stock ($15.3 million) that has been derecognized and the fair value of the Series E-1 convertible preferred stock that has been recognized ($10.0 million) of $5.3 million will be recognized as an addition to its net income to arrive at net income available to common stockholders in its statement of operations for the year ended December 31, 2003.  The redemption value is $1.56 per share, plus 8% annual dividends, which will be accreted quarterly. The Company will revise its statement of operations for all periods presented to reflect the impact of the above-noted adjustments.

The Company has performed this analysis by aggregating the carrying value of Series A, C, and D preferred stock when comparing the carrying value of the old preferred to the fair value of the new preferred.  The Company believes aggregation is appropriate because any gains or losses on extinguishments of individual series of preferred securities will offset in the calculation of earnings available to common shareholders.  Accordingly, disaggregating those amounts would have no impact on the calculation of earnings per share.

*   *   *   *

The Company would very much appreciate the Staff’s prompt review of these responses.  Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,

/s/ Ellen B. Corenswet
Ellen B. Corenswet, Esq.

ANNEX A

Stock-Based Compensation

Accounting for Stock-Based Awards to Employees

We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and comply with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation,” as modified by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123.” Currently, we are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the grant date.

We typically have granted stock options at exercise prices equal to the value of the underlying stock as determined by our board of directors on the date of option grant. For purposes of financial accounting, we have applied hindsight within each year or quarter to arrive at reassessed values for the shares underlying these options. Prior to the filing of our registration statement, we utilized two measures of value of our common stock in accounting for equity compensation relating to our compensatory equity grants:

•                  The “board-determined value,” which is the per share value of our common stock determined by our board of directors at the time the board made an equity grant, taking into account several factors, including our operating performance, anticipated future operating results, the terms of redeemable convertible preferred stock issued by us, including the liquidation value and other preferences of our preferred stockholders, as well as the valuations of other companies.

•                  The “reassessed value,” which is the per share value of our common stock determined by us in hindsight solely for the purpose of financial accounting for employee stock-based compensation. We have used the Current-Value Method outlined in the American Institute of Certified Public Accountants’ (AICPA) practice aid entitled “Valuation of Privately-Held Company Equity Securities Issued as Compensation” published in 2004 by AICPA in performing these valuations.

We have recorded deferred stock-based compensation to the extent that the reassessed value of the stock at the date of grant exceeded the exercise price of the option.

For the period from July 2003 through March 2005, our board of directors granted options at an exercise price of $0.75 per share. This determination was based on a number of factors that were detailed in an internal valuation carried out in July 2003. The valuation resulted in a common share value of $0.36, but our board decided at that time to use the higher exercise price of $0.75 in order to take a conservative position with respect to option pricing.  In deriving the valuation, we used a multiple of 2.3 times our revenue derived from a review of peer companies.  The resulting gross valuation for the invested capital was then netted against the value of our outstanding debt and the overall value of outstanding liquidation preferences to derive a net valuation for common equity, and the resulting valuation was divided into the outstanding common shares.   We did not obtain a contemporaneous valuation by an unrelated valuation specialist as our board of directors believed that, because of the early stage of our business, traditional valuation approaches used by independent valuation firms, such as an income approach, would not be relevant and would not be worth the cost.  In addition, because we had not achieved profitability and did not have a high level of liquidity, we desired to preserve cash resources and focus our limited resources on building our business.

Unlike our business today, which has significantly higher revenues, several revenue streams, contracts with a number of large customers, and products that support Internet and wireless initiatives, during the period from July 2003 through March 2005, we relied almost completely on our radio and TV advertising business and, towards the end of 2004, had a growing liquidity problem.

Between July 2003 and March 2005, we continued to review the valuation of our company using these same metrics.  During this time, however, we did not achieve the forward revenues we had anticipated, and determined that, given the internal valuation of our company arriving at a $0.36 common share value, the exercise price of new option grants should be no more than the $0.75 per share valuation we had assessed in July of 2003.  Towards the end of 2004 and as we entered 2005, it was clear that we had a limited level of liquidity, and prior to the renegotiation of our senior secured credit facility in April 2005, we determined that there was no basis to increase the valuation of the company for common stock valuation purposes.  In light of our decreasing liquidity, in order to induce our lender to extend an additional $10.0 million under our senior secured credit facility, certain of our stockholders agreed to enter into a guarantee agreement, under which they each severally agreed to guarantee repayment of the credit line up to an aggregate of $10.0 million under certain circumstances.  As a further condition to the extension of the additional $10.0 million in credit, the guarantors entered into an equity commitment letter with us, whereby they agreed to purchase up to an aggregate of $10.0 million of our Series F convertible preferred stock if we failed to comply with certain financial covenants in the senior secured credit facility.  The negotiation of these transactions with our lender and the guarantors took several months to complete.

In May and June 2005, our board of directors granted options to purchase a total of 169,956 shares of common stock at an exercise price of $0.75 per share. We did not obtain a contemporaneous valuation for options granted in this period, relying on the continued standard practice we had employed from March 2003, but it was agreed in June 2005 to carry out a detailed valuation of the business and of common share options.  As a result, early in the third quarter 2005, we reassessed the value of our common stock as of May 31, 2005 using a discounted cash flow analysis as the income-based methodology to determine the fair value of our invested capital as of that date, defined as the sum of our common stock plus senior securities, less cash and cash equivalents. Based upon our calculations, we derived a weighted average cost of capital of 28%, thereby deriving a market value of invested capital, and subsequently a market value of our common stock. A discount related to the lack of marketability of 22.6% was estimated based on the theoretical cost of utilizing a series of put options to “lock in” the price of our common stock during an estimated holding period. This was completed by applying a Black-Scholes option pricing model. These calculations resulted in a fair value of our common stock of $4.92 per share, as of April 22, 2005, the date on which our renegotiated senior secured credit facility and $10.0 million equity guarantee were completed.  This valuation was used through the end of the second quarter of 2005 and into the third quarter.

Also early in the third quarter 2005, we reviewed and reconfirmed that the stock value was $0.36 for the purposes of recording a weighted average reassessed value of underlying stock for those options granted between July 2003 and March 2005.

Subsequent to June of 2005 we continued to achieve key milestones:

•                  In July 2005, we introduced our new website, which provides a means to derive revenue from Internet and consumer wireless advertising as well as a means to market our brand.  We also agreed to proceed with a public offering process and engaged WR Hambrecht as the lead underwriter.  In addition, we signed a contract with Comcast Cable to provide our traffic incident, event and flow data to Comcast for use on its website;

•                  In August 2005, legislation became effective that reauthorized our federal contract, ensuring that we have the continuing ability to build out our sensor networks in order to collect traffic data in an aggregate of 27 metropolitan areas.  In addition we obtained irrevocable, binding commitments from investors to complete our Series F convertible preferred stock financing for $15.1 million; and

•                  In September 2005, we launched our brand marketing campaign in four of the largest cities in the United States, signed contracts with three advertising networks targeted at Internet advertising, hired our first three dedicated sales people for our Internet advertising business, saw strong growth in visitors to our website, and closed our Series F convertible preferred stock financing.

Due to this continued development of our business, we again reassessed the value of our common stock in August 2005, using the same discounted cash flow model that we had used as of May 31, 2005, but updating it to reflect the achievements and growth of our business.  In particular, we recalculated the weighted average cost of capital to 25% from 28%, and adjusted the discount rate related to the lack of marketability to 19.6% from 22.6%.  These changes resulted in an adjustment in the fair value of our common stock to be approximately the mid-point of the range set forth on the cover of this prospectus.

In October 2005, based on our reassessment of the value of our common stock, we offered to the employees who were granted options in May and June 2005 the ability to amend the terms of their options to increase the exercise price from $0.75 to $4.92 per share. All of the Company’s employees who received options at this time have now chosen to amend their stock options to a higher exercise price in order to avoid adverse income tax consequences under recently-adopted Section 409A of the Internal Revenue Code, which was effective January 1, 2005.

In relation to these amended options, we will record unearned compensation in the fourth quarter of 2005 equal to the difference between the amended $4.92 exercise price per share and the mid-point of the range set forth on the cover of this prospectus. The unearned compensation will be amortized into compensation expense over the options’ remaining vesting period.

The table below shows the computation of deferred stock-based compensation amounts arising from unvested stock options granted to employees for each of the three month periods set forth below:

	Three Months Ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005
	(unaudited)
Options granted to employees	44,321	43,829	26,297	169,956	—
Weighted average exercise price	$0.75	$0.75	$0.75	$0.75	n/a
Weighted average reassessed value of underlying stock per option granted	$0.36	$0.36	$0.36	$4.92	n/a
Weighted average reassessed deferred stock-based compensation per option granted	$—	$—	$—	$4.17	n/a
Deferred stock-based compensation	$—	$—	$—	$709,000	—

We recognize compensation expense as we amortize the deferred stock-based compensation amounts on a straight line basis over the related vesting periods. Reassessed values are inherently uncertain and highly subjective. If we had made different assumptions, our deferred stock-based compensation amount, stock-based compensation expense, net loss and net loss per stock amounts could have been significantly different.

The Minimum Value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. The weighted average fair value of options granted during 2002, 2003 and 2004 was $4.41, $0.42 and $0.18 per share, respectively, and $0.24 and $3.78 per share for options granted during the nine month periods ended September 30, 2004 and 2005.

Accounting for Stock-Based Awards to Non-Employees

We measure the fair value of options to purchase our common stock granted to non-employees throughout the vesting period as they are earned, at which time we recognize a charge to stock-based compensation. The fair value is determined using the Black-Scholes option-pricing model, which considers the exercise price relative to the reassessed value of the underlying stock, the risk-free interest rate and the dividend yield. As discussed above, the reassessed value of the underlying stock were based on assumptions of matters that are inherently highly uncertain and subjective. As there has been no public market for our stock for all periods presented, our assumptions about stock-price volatility are based on the volatility rates of comparable publicly-held companies. These rates may or may not reflect our stock-price volatility after we have been a publicly-held company for a meaningful period of time. If we had made different assumptions about the reassessed value of our stock or stock-price volatility rates, the related stock-based compensation expense and our net income and net income per share amounts could have been significantly different.

Intrinsic Value of Outstanding Options

The following table shows the intrinsic value of our outstanding vested and unvested options as of September 30, 2005 based upon a $12.50 per share common stock price, which is the mid-point of the range set forth on the cover of this prospectus:

	Number of Shares Underlying Options	Intrinsic Value
		(In thousands)
Total Vested Options Outstanding	1,163,457	$11,461
Total Unvested Options Outstanding	879,325	9,876
Total Options Outstanding	2,042,782	21,337